Sunrise Realty Trust, Inc.
525 Okeechobee Blvd., Suite 1650
West Palm Beach, FL 33401
June 28, 2024
Via EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sunrise Realty Trust, Inc. Registration Statement on Form 10 (File No. 001-41971)
Ladies and Gentlemen:
In accordance with Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, as amended, so that it will become effective on July 2, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Sunrise Realty Trust, Inc. (the “Company”) or its counsel may request via telephone call to the staff.
Please contact Jeeho Lee of O’Melveny & Myers LLP, counsel to the Company, at 212-326-2266, or in her absence, Yoon-jee Kim at 212-728-5867, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.
Sincerely,
Sunrise Realty Trust, Inc.

By:	/s/ Brandon Hetzel
Brandon Hetzel
Chief Financial Officer

cc:	Jeeho Lee, O’Melveny & Myers LLP
Yoon-jee Kim, O’Melveny & Myers LLP